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                            January 13, 2022

       Dania Echemendia
       President
       USA Opportunity Income Fund, Inc.
       404 Ave Constitucion # 208
       San Juan, PR 00901

                                                        Re: USA Opportunity
Income Fund, Inc.
                                                            Correspondence to
Offering Statement on Form 1-A
                                                            Filed December 17,
2021
                                                            File No. 024-11699

       Dear Ms. Echemendia:

              We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

       Correspondence filed December 17, 2021

       General

   1. We note your response that you intend to rely on section 3(c)(5)(C) of the Investment
                                                        Company Act. If you
will rely on this section, please remove "Fund" from your name.
   2. Please provide a thorough analysis explaining why mezzanine loans and bridge senior secured money loans are
   qualifying interests    for purposes of section 3(c)(5)(C).
 Dania Echemendia
FirstName  LastNameDania Echemendia
USA Opportunity  Income Fund, Inc.
Comapany
January 13,NameUSA
            2022     Opportunity Income Fund, Inc.
January
Page 2 13, 2022 Page 2
FirstName LastName
       Please contact Susan Block at 202-551-3210 or Erin Purnell at 202-551-3454 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance